SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

200 Clarendon Street

48th Floor

Boston, MA 02116

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 28,981,072 shares of Common Stock and 477,393 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act).
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2016, as calculated based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2016 (the “Form 10-Q”).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 28,981,072 shares of Common Stock and the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 28,981,072 shares of Common Stock and the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q.

Introduction

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 24, 2013 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on December 24, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on May 22, 2014 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed on November 15, 2016 (“Amendment No. 4”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to reflect that (i) as of December 31, 2016, Edward L. Shapiro retired from all positions with PAR Capital Management and (ii) the business address of each of PAR Investment Partners, PAR Group, PAR Capital Management and each officer and director of PAR Capital Management identified in Item 2 of the Schedule 13D is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information concerning Mr. Shapiro set forth in Item 2 of this Amendment No. 5 is hereby incorporated by reference into this Item 4. As of the date hereof, Mr. Shapiro continues to serve on the Issuer’s board of directors.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information concerning Mr. Shapiro set forth in Items 2 and 4 of this Amendment No. 5 is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 5, 2017

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel